Exhibit (d)(13)

State Street Navigator Securities Lending Trust

One Iron Street

Boston, MA 02210

SSGA Funds Management, Inc.

One Iron Street

Boston, MA 02210

November 1, 2019

Ladies and Gentlemen:

Reference is made to the Investment Advisory Agreement between SSGA Funds Management, Inc. and the State Street Navigator Securities Lending Trust (the “Trust”) dated May 1, 2001, as amended (the “Agreement”).

Please be advised that the Trust is providing notice in accordance with the Agreement, that State Street Navigator Securities Lending Portfolio II acquired substantially all of the assets and assumed the liabilities of State Street Navigator Securities Lending Portfolio III on November 1, 2019. Please remove State Street Navigator Securities Lending Portfolio III from the Agreement.

The previous Schedule A is hereby deleted and replaced with the attached Schedule A.

Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

Very truly yours,

Accepted:
	State Street Navigator Securities Lending Trust		SSGA Funds Management, Inc.

By:	/s/ Bruce Rosenberg	By:	/s/ Ellen M. Needham
Bruce Rosenberg, Treasurer		Ellen M. Needham, President

EXHIBIT “A”

As consideration for the Adviser’s services to the following Fund(s), the Adviser shall receive from the Fund(s) an annual advisory fee, accrued daily at the rate of 1/365th of the applicable advisory fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month:

Fund	Rate
State Street Navigator Securities Lending Government Money Market Portfolio	0.0175%
State Street Navigator Securities Lending Portfolio I	0.025%
State Street Navigator Securities Lending Portfolio II	0.025%

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